UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

Stealthgas Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

Y81669106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:*

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 2 of 12 Pages

CUSIP No. Y81669106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glendon Capital Management L.P. 46-1394333
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, USA

number of shares beneficially owned by each reporting person	5	Sole Voting Power 2,452,531
	6	Shared Voting Power
	7	Sole Dispositive Power 2,452,531
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,452,531
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.2%**
12	Type of Reporting Person (See Instructions) IA, HC

**Percentage ownership is based on 39,745,207 shares outstanding of the issuer’s common stock as reported in the issuer’s 6K dated as of September 30, 2016.

Page 3 of 12 Pages

CUSIP No. Y81669106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Matthew S. Barrett
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization U.S. Citizen

number of shares beneficially owned by each reporting person	5	Sole Voting Power
	6	Shared Voting Power 2,452,531
	7	Sole Dispositive Power
	8	Shared Dispositive Power 2,452,531

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,452,531
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.2%**
12	Type of Reporting Person (See Instructions) IN, HC

**Percentage ownership is based on 39,745,207 shares outstanding of the issuer’s common stock as reported in the issuer’s 6K dated as of September 30, 2016.

Page 4 of 12 Pages

CUSIP No. Y81669106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Holly Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization U.S. Citizen

number of shares beneficially owned by each reporting person	5	Sole Voting Power
	6	Shared Voting Power 2,452,531
	7	Sole Dispositive Power
	8	Shared Dispositive Power 2,452,531

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,452,531
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.2%**
12	Type of Reporting Person (See Instructions) IN, HC

**Percentage ownership is based on 39,745,207 shares outstanding of the issuer’s common stock as reported in the issuer’s 6K dated as of September 30, 2016.

Page 5 of 12 Pages

CUSIP No. Y81669106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eitan Melamed
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization U.S. Citizen

number of shares beneficially owned by each reporting person	5	Sole Voting Power
	6	Shared Voting Power 2,452,531
	7	Sole Dispositive Power
	8	Shared Dispositive Power 2,452,531

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,452,531
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.2%**
12	Type of Reporting Person (See Instructions) IN, HC

**Percentage ownership is based on 39,745,207 shares outstanding of the issuer’s common stock as reported in the issuer’s 6K dated as of September 30, 2016.

Page 6 of 12 Pages

CUSIP No. Y81669106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Keegan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization U.S. Citizen

number of shares beneficially owned by each reporting person	5	Sole Voting Power
	6	Shared Voting Power 2,452,531
	7	Sole Dispositive Power
	8	Shared Dispositive Power 2,452,531

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,452,531
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.2%**
12	Type of Reporting Person (See Instructions) IN, HC

**Percentage ownership is based on 39,745,207 shares outstanding of the issuer’s common stock as reported in the issuer’s 6K dated as of September 30, 2016.

Page 7 of 12 Pages

CUSIP No. Y81669106

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian Berman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization U.S. Citizen

number of shares beneficially owned by each reporting person	5	Sole Voting Power
	6	Shared Voting Power 2,452,531
	7	Sole Dispositive Power
	8	Shared Dispositive Power 2,452,531

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,452,531
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.2%**
12	Type of Reporting Person (See Instructions) IN, HC

**Percentage ownership is based on 39,745,207 shares outstanding of the issuer’s common stock as reported in the issuer’s 6K dated as of September 30, 2016.

Page 8 of 12 Pages

Item 1.

(a)	Name of Issuer

Stealthgas, Inc.

(b)	Address of Issuer’s Principal Executive Offices

331 Kifissias Avenue, Erithrea 14561, Athens, Greece

Item 2.

(a)	Name of Persons Filing

1.	Glendon Capital Management L.P.
2.	Matthew S. Barrett
3.	Holly Kim
4.	Eitan Melamed
5.	Michael Keegan
6.	Brian Berman

(b)	Address of Principal Business office or, if None, Residence

1.	1620 26th Street, 2000N, Santa Monica, CA 90405
2.	1620 26th Street, 2000N, Santa Monica, CA 90405
3.	1620 26th Street, 2000N, Santa Monica, CA 90405
4.	1620 26th Street, 2000N, Santa Monica, CA 90405
5.	1620 26th Street, 2000N, Santa Monica, CA 90405
6.	1620 26th Street, 2000N, Santa Monica, CA 90405

(c)	Citizenship

1.	Delaware, USA
2.	U.S. Citizen
3.	U.S. Citizen
4.	U.S. Citizen
5.	U.S. Citizen
6.	U.S. Citizen

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

Y81669106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Page 9 of 12 Pages

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).*

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).**

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

For Glendon Capital Management L.P.:

(a) Amount beneficially owned: 2,452,531

(b) Percent of class: 6.2%*

(c) Number of shares to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 2,452,531

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,452,531

(iv) Shared power to dispose or to direct the disposition of: 0

For each of Matthew S. Barrett, Holly Kim, Eitan Melamed, Michael Keegan, and Brian Berman:

(a) Amount beneficially owned: 2,452,531

(b) Percent of class: 6.2%*

(c) Number of shares to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to direct the vote: 2,452,531

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,452,531

**Percentage ownership is based on 39,745,207 shares outstanding of the issuer’s common stock as reported in the issuer’s 6K dated as of September 30, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Page 10 of 12 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

Glendon Capital Management, L.P.

By: Glendon Capital Management, LLC
Its: General Partner

/s/ Michael Montgomery
Michael Montgomery, Chief Compliance Officer

/s/ Matthew S. Barrett
Matthew S. Barrett

/s/ Holly Kim
Holly Kim

/s/ Eitan Melamed
Eitan Melamed

/s/ Michael Keegan
Michael Keegan

/s/ Brian Berman
Brian Berman

Page 12 of 12 Pages

Exhibit A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: February 13, 2017

Glendon Capital Management, L.P.

By: Glendon Capital Management, LLC
Its: General Partner

/s/ Michael Montgomery
Michael Montgomery, Chief Compliance Officer

/s/ Matthew S. Barrett
Matthew S. Barrett

/s/ Holly Kim
Holly Kim

/s/ Eitan Melamed
Eitan Melamed

/s/ Michael Keegan
Michael Keegan

/s/ Brian Berman
Brian Berman